KGHM POLSKA MIEDŹ S.A.

EXEMPTION NUMBER: 82-4639

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 847 82 00
fax: (48 76) 847 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

Lubin, 14 November 2005
NI/193/2005

05012833

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Członkowie Zarządu
KGHM POLSKA MIEDŹ S.A.:

Marek Szczerbiak
Prezes Zarządu

Jarosław Andrzej Szczepek
I Wiceprezes Zarządu

Wiktor Błądek
Wiceprezes Zarządu

Andrzej Krug
Wiceprezes Zarządu

Robert Nowak
Wiceprezes Zarządu

Sławomir Pakulski
Wiceprezes Zarządu

Enclosed please find the hard copy of the consolidated quarterly report of the KGHM Polska Miedź S.A. Group for the third quarter of 2005.

Contact name: Andrzej Kowalczyk
Executive Director,
Equity Supervision and Investor Relations

Phone: ++48 76 84 78 231
Fax: ++48 76 84 78 205

Sincerely

WICEPREZES ZARZĄDU
Wiktor Błądek

WICEPREZES ZARZĄDU
Andrzej Krug

dlw 11/29

Oznaczenie sądu rejestrowego i numeru, pod którym spółka jest zarejestrowana:

Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego nr KRS 23302

Wysokość kapitału zakładowego:

2.000.000.000 zł
(dwa miliardy złotych)

EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGE COMMISSION

Consolidated quarterly report QS 3 / 2005

(In accordance with § 86, section 2 of the Decree of the Minister of Finance dated 19 October 2005 – Journal of Laws Nr 209, item 1744)

for issuers of securities involved in production, construction, trade or services activities

for the third quarter of 2005 comprise the period from 1 July 2005 to 30 September 2005

containing the condensed consolidated financial statements according International Accounting Standards in PLN.

Publication date: 14 November 2005

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	Metals industry
(short name of the issuer)	(issuer branch title to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
(48 76) 84 78 200	(48 76) 84 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	3rd quarter accrued period from 1 January 2005 to 30 September 2005	3rd quarter accrued period from 1 January 2004 to 30 September 2004	3rd quarter accrued period from 1 January 2005 to 30 September 2005	3rd quarter accrued period from 1 January 2004 to 30 September 2004
I. Sales	6 300 545	5 430 332	1 552 508	1 175 040
II. Operating profit	1 974 297	1 435 730	486 484	310 670
III. Profit before taxation	2 094 975	1 452 264	516 220	314 248
IV. Profit for the period	1 713 870	1 188 425	422 312	257 157
V. Profit for the period attributable to shareholders of parent entity of the Group	1 712 829	1 186 583	422 056	256 758
VI. Profit for the period attributable to minority interests	1 041	1 842	257	399
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	8.56	5.93	2.11	1.28
IX. Net cash generated from operating activities	1 636 351	1 334 238	403 211	288 709
X. Net cash used in investing activities	(563 041)	(261 177)	(138 738)	(56 515)
XI. Net cash used in financing activities	(659 401)	(1 103 310)	(162 482)	(238 739)
XII. Total net cash flow	413 909	(30 249)	101 991	(6 545)
	At 30.09.2005	**At 31.12.2004**	**At 30.09.2005**	**At 31.12.2004**
XIII. Current assets	3 165 013	2 869 240	808 102	703 418
XIV. Non-current assets	6 817 637	6 493 056	1 740 703	1 591 825
XV. Available-for-sale non-current assets and assets included in disposal group	2 305	-	589	-
XVI. Total assets	9 984 955	9 362 296	2 549 394	2 295 243
XVII. Current liabilities	2 110 405	2 419 068	538 836	593 054
XVIII. Non-current liabilities	1 452 915	1 287 277	370 963	315 586
XIX. Equity	6 421 635	5 655 951	1 639 594	1 386 602
XX. Minority interest	18 742	17 701	4 785	4 340

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated balance sheet

	At	
Assets	**30 September 2005**	**31 December 2004**
Non-current assets	**6 817 637**	**6 493 056**
Property, plant and equipment	5 575 433	5 458 088
Intangible assets	84 915	90 115
Investment property	9 953	9 878
Investments accounted for using the equity method	890 512	805 095
Deferred income tax asset	128 055	26 670
Available-for-sale financial assets	31 933	31 816
Held-to-maturity investments	44	37 320
Derivative financial instruments	24 639	19 329
Financial assets at fair value through profit or loss	54 231	-
Trade and other receivables	17 922	14 745
Current assets	**3 165 013**	**2 869 240**
Inventories	1 148 055	1 034 311
Trade and other receivables	911 794	810 243
Receivables due to current income tax	1 050	1 578
Available-for-sale financial assets		
Held-to-maturity investments	5 698	5 789
Derivative financial instruments	159 569	494 145
Financial assets at fair value through profit or loss	-	-
Cash and cash equivalents	938 847	523 174
Held-for-sale non-current assets and assets included in disposal group	**2 305**	**-**
TOTAL ASSETS	**9 984 955**	**9 362 296**
Equity and liabilities		
EQUITY	**6 421 635**	**5 655 951**
Share capital of which	2 000 000	7 413 573
Registered share capital	*2 000 000*	*2 000 000*
Share capital from hyperinflationary revaluation	-	*5 413 573*
Other capital	(356 929)	201 550
Retained earnings	4 759 822	(1 976 873)
Equity attributable to shareholders of the Company	**6 402 893**	**5 638 250**
Minority interests	**18 742**	**17 701**
LIABILITIES	**3 563 320**	**3 706 345**
Non-current liabilities	**1 452 915**	**1 287 277**
Trade and other payables	10 974	15 609
Borrowings	57 633	53 781
Derivative financial instruments	168 881	44 117
Deferred income tax liabilities	12 213	23 035
Liabilities due to employee benefits	787 752	706 720
Provisions due to other liabilities and charges	415 462	444 015
Current liabilities	**2 110 405**	**2 419 068**
Trade and other payables	1 050 960	1 154 488
Borrowings	49 475	273 074
Current income tax liabilities	263 225	299 441
Derivative financial instruments	631 443	549 546
Liabilities due to employee benefits	64 109	62 658
Provisions for other liabilities and charges	51 193	79 861
TOTAL EQUITY AND LIABILITIES	**9 984 955**	**9 362 296**

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated income statement

	Period			
	for 3 months ended at 30 September 2005	**for 9 months ended at 30 September 2005**	**for 3 months ended at 30 September 2004**	**for 9 months ended at 30 September 2004**
CONTINUED ACTIVITIES:				
Sales	2 312 491	6 300 545	1 677 919	5 430 332
Cost of sales	(1 397 407)	(3 892 383)	(1 227 013)	(3 553 190)
Gross profit	**915 084**	**2 408 162**	**450 906**	**1 877 142**
Selling and marketing costs	(47 297)	(134 907)	(38 408)	(112 208)
Administrative expenses	(121 701)	(448 634)	(155 090)	(463 407)
Other operating income and profits - net	2 966	149 676	57 282	134 203
Operating profit	**749 052**	**1 974 297**	**314 690**	**1 435 730**
Financial costs - net	5 893	(48 821)	(51 978)	(114 679)
Share of profits of associates accounted for using the equity method	65 626	169 499	46 820	131 213
Profit before income tax	**820 571**	**2 094 975**	**309 532**	**1 452 264**
Income tax expense	(142 780)	(381 105)	(47 701)	(263 839)
Profit from continued activities	**677 791**	**1 713 870**	**261 831**	**1 188 425**
Profit for the period	**677 791**	**1 713 870**	**261 831**	**1 188 425**
attributable to:				
shareholders of the parent entity	677 314	1 712 829	261 199	1 186 583
minority interests	477	1 041	632	1 842
Earnings per share from continued activities attributable to the shareholders of the parent entity during the period (PLN per share)				
– basic/diluted	3.39	8.56	1.31	5.93

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated statement of changes in equity

	Attributable to shareholders of Company			Minority interests	Total equity
	Share capital	Other capital	Retained earnings		
At 1 January 2004	**7 413 573**	**(262 108)**	**(3 353 588)**	**17 963**	**3 815 840**
Fair value gains on available for sale financial assets	-	9	-	-	9
Impact of cash flow hedging	-	172 034	-	-	172 034
Deferred income tax	-	(46 487)	-	-	(46 487)
Total income/expenses recognised directly in equity	**-**	**125 556**	**-**	**-**	**125 556**
Profit for the period	-	-	1 186 583	1 842	1 188 425
Total recognised income/expenses	**-**	**125 556**	**1 186 583**	**1 842**	**1 313 981**
At 30 September 2004	**7 413 573**	**(136 552)**	**(2 167 005)**	**19 805**	**5 129 821**
At 1 January 2005	**7 413 573**	**201 550**	**(1 976 873)**	**17 701**	**5 655 951**
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39	**-**	**-**	**10 293**	**-**	**10 293**
At 1 January 2005 after restatement	**7 413 573**	**201 550**	**(1 966 580)**	**17 701**	**5 666 244**
Losses due to changes of fair value of available for sale financial assets	-	(15)	-	-	(15)
Impact of cash flow hedging	-	(684 838)	-	-	(684 838)
Deferred income tax	-	126 391	-	-	126 391
Total income/expenses recognised directly in equity	**-**	**(558 462)**	**-**	**-**	**(558 447)**
Profit for the period	-	-	1 712 829	1 041	1 713 870
Other changes	-	(17)	-	-	(17)
Total recognised income/ expenses	**-**	**(558 479)**	**1 712 829**	**1 041**	**1 155 406**
Settlement of revaluation of share capital	(5 413 573)	-	5 413 573	-	-
Dividends paid	-	-	(400 000)	-	(400 000)
At 30 September 2005	**2 000 000**	**(356 929)**	**4 759 822**	**18 742**	**6 421 635**

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated cash flow statement

	Period	
	for 9 months ended at 30 September 2005	**for 9 months ended at 30 September 2004**
Cash flow from operating activities		
Cash generated from operations	2 034 736	1 498 643
Income tax paid	(398 385)	(164 405)
Net cash generated from operating activities	**1 636 351**	**1 334 238**
Cash flow from investing activities		
Purchase of intangible assets and property, plant and equipment	(662 445)	(371 631)
Proceeds from sale of intangible assets and property, plant and equipment	3 848	10 427
Purchase of investment property	(75)	-
Purchase of held to maturity financial assets	(32 114)	(28 225)
Purchase of derivative instruments	(74 117)	(89 642)
Purchase of other financial assets	(3 388)	(5 028)
Proceeds from sale and realisation of held to maturity financial assets	32 455	39 835
Proceeds from sale of derivative instruments	41 459	116 998
Proceeds from sale of other financial assets	3 286	5 984
Purchase of financial assets at fair value through profit or loss	(3 740)	-
Proceeds from sale of financial assets at fair value through profit or loss	52 844	-
Loans granted to unrelated entities	(1 100)	(500)
Loan repayments received from unrelated entities	410	580
Interest received	512	196
Dividends received	85 228	71 316
Other investment expenses	(6 104)	(11 487)
Net cash used in investing activities	**(563 041)**	**(261 177)**
Cash flow from financing activities		
Buyback of bonds and other debt securities	(1 400)	-
Proceeds from borrowings	27 851	22 977
Repayments of borrowings	(270 160)	(1 082 690)
Interest paid	(9 408)	(36 522)
Dividends paid to minority interest	(39)	(78)
Dividends paid	(400 000)	-
Payments of liabilities due to financial leasing	(6 010)	(6 560)
Other financial expenses	(235)	(437)
Net cash used in financing activities	**(659 401)**	**(1 103 310)**
Total net cash flow	**413 909**	**(30 249)**
Cash and cash equivalents at beginning of the period	523 174	494 591
Exchange gains on cash and cash equivalents	1 764	(1 054)
Cash and cash equivalents at end of the period	**938 847**	**463 288**
including restricted cash and cash equivalents	49 053	68 259

Notes to the condensed consolidated financial statement of KGHM Polska Miedź S.A. prepared for the third quarter of 2005

I. Basis for preparation of financial statements

The following financial statements have been prepared under International Accounting Standards.

1. *Introduction*

The following quarterly report includes condensed consolidated financial statements for the following periods:

- the current period from 1 July to 30 September 2005
- the comparable period from 1 July to 30 September 2004

KGHM Polska Miedź S.A. – as the parent entity of a Group, fully consolidated 23 subsidiary entities in the current quarter while 2 associated entities were accounted for using the equity method.
Beginning from 1 January 2005 (based on IAS 8 par. 8), the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PEW Aquakonrad S.A. in liquidation and TUW Cuprum. Altogether, 4 subsidiaries were not included, and the shares in one associated entity were not measured, in the consolidated financial statements presented. Exclusion of these entities from consolidation did not effect the honest presentation of the assets, financial result and cash flows.

Data justifying entities from exclusion at 30 September 2005

name of company	Total assets at 30 September 2005 ('000 PLN)	Percentage share in total assets of parent entity (%)	Net revenues from the sale of goods for resale and products together with income from financial operations for the period from 1 January 2005 to 30 September 2005 ('000 PLN)	Percentage share in revenues of parent entity (%)
Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM" *	47 102	0.4910	12 582	0.2083
AQUAKONRAD S.A. in liquidation	1 601	0.0167	69	0.0011
PCPM sp. z o.o.	379	0.0040	1 931	0.0320
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	1 050	0.0109	2 660	0.0440
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	1 515	0.0158	7 560	0.1252

* *the assets of TUW CUPRUM represent coverage of the technical-insurance provisions*

(amounts shown are in '000 PLN unless otherwise indicated)

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data denominated in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***4.0583 PLN/EUR***,
- for the calculation of assets, equity and liabilities as at 30 September 2005, the rate of ***3.9166 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***4.6214 PLN/EUR,***
- for the calculation of assets, equity and liabilities as at 31 December 2004, the rate of ***4.0790 PLN/EUR***

3. Accounting principles

The basis for these consolidated financial statements was the separate financial statements of the parent entity and of the subsidiaries of the Group, prepared on the basis of accounts maintained in accordance with Polish accounting standards. For purposes of the consolidated financial statements data from the separate financial statements were restated to be in conformity with IAS, which were presented in the consolidated half-year report PS 2005 published on 24 October 2005.
These consolidated financial statements were prepared in accordance with IAS 34 „Interim financial reporting", applying the same principles for the current and comparable periods.
As at 1 January 2005 transition was made to IAS 32 and 39. The result of this transition, in the amount of PLN 10 293 thousand, increased retained earnings (result from prior years).

II. Description of principles for the transition to IAS

1. Application of IFRS 1 - *First-time adoption of IFRS*

The consolidated financial statements of the KGHM Polska Miedź S.A. Group for the year ended 31 December 2005 will be the first annual financial statements to comply with International Accounting Standards ("IAS"), International Financial Reporting Standards ("IFRS") and with the related Interpretations announced in the form of decrees by the European Commission (known hereafter as IAS, and altogether „accounting principles approved for use in the European Union"). As at 30 September 2005 there are no differences between these principles and those announced by the International Accounting Standards Board (IASB) which would effect the KGHM Polska Miedź S.A. Group. The following interim financial statements were prepared based on IFRS 1, *First-time adoption of IFRS*.
The transition date for the KGHM Polska Miedź S.A. Group is 1 January 2004, and for this date the opening balance was prepared. The reporting date of these interim consolidated financial statements is 30 September 2005, whilst the IAS adoption date is 1 January 2005. The transition date to IAS 32/39 is 1 January 2005.
In preparing these interim consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IAS.

2. Exemptions from full retrospective application elected by KGHM Polska Miedź S.A.

At the transition date, the KGHM Polska Miedź S.A. Group has elected to apply the following optional exemptions from full retrospective application of IAS.

a) business combinations exemption
The KGHM Polska Miedź S.A. Group has applied the business combinations exemption in IFRS 1 for the business combinations that took place prior to the 1 January 2004 transition date. It has not restated business combinations that took place prior to the transition date,
b) fair value or measurement as deemed cost exemption

The KGHM Polska Miedź S.A. Group has applied this exemption to certain items of property, plant and equipment and investment property. The effect of applying this exemption is presented in points (d) and (h) in the table included in point 4 of this note,

c) employee benefits exemption,
This exemption is not applicable to the KGHM Polska Miedź S.A. Group.

d) cumulative translation differences exemption.
This exemption is not applicable to the KGHM Polska Miedź S.A. Group, as all of the foreign entities of the Group use the Polish złoty as their functional currency. Elimination of the accumulated translation differences of these foreign entities is due therefore to the application of a single functional currency throughout the Group.

e) compound financial instruments exemption.
The KGHM Polska Miedź S.A. Group has not issued any compound instruments, therefore this exemption is not applicable.

f) assets and liabilities of subsidiaries, associates and joint ventures exemption.
This exclusion is not applicable, as it is applied by subsidiaries, associated entities or by joint ventures, which will introduce IAS later than the parent entity.

g) exemption from restatement of data for 2004 for financial instruments.
The KGHM Polska Miedź S.A. Group elected to apply this exemption, applying previous principles to the recognition of derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between the Polish accounting standards and IAS were estimated and recognised as at 1 January 2005. The Group believes that there exists a difference in respect of the measurement of shares in the AIG fund.

h) designation (reclassification) of derivatives exemption.
The Group selected this exemption and reclassified financial assets as financial assets at fair value through the income statement, which according to previous accounting standards were classified as held to maturity.

i) share-based payment transactions exemption
As there are no share-based payment transactions in the KGHM Polska Miedź S.A. Group, this exemption is not applicable.

k) insurance contracts exemption.
The KGHM Polska Miedź S.A. Group does not issue (enter into) insurance-related contracts. This exclusion is therefore not applied.

l) decommissioning liabilities included in the purchase or manufacturing cost of property, plant and equipment exemption.
The KGHM Polska Miedź S.A. Group recognises disassembly and land restoration costs at the initial value of property, plant and equipment in assets, and simultaneously accounts for them as a provision. This principle has also been applied for the purpose of preparing the consolidated financial statements based on principles in force for the year 2004, and therefore it was not necessary to make any adjustments to the consolidated financial statements prepared in accordance with IAS.

3. Mandatory exceptions from full retrospective application of IAS.

The KGHM Polska Miedź S.A. Group has applied the following mandatory exceptions from retrospective application of IFRS.

a) derecognition of financial assets and liabilities exception.
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IAS.

b) hedge accounting exception.
In accordance with the above exception, an economic entity should not recognise in its opening balance prepared in accordance with IAS hedging relationships which do not meet the hedge accounting requirements of IAS 39. This exception is not applicable as all hedging relationships prior to this date are in accordance with IAS 39.

c) accounting estimates exception

(amounts shown are in '000 PLN unless otherwise indicated)

Estimates made in accordance with IAS as at 1 January 2004 should be consistent with estimates made for the same date under previous accounting principles, unless there is evidence that those estimates were in error. Consequently the entity did not make any retrospective adjustments of estimates based on later knowledge, nor did it acknowledge any errors in previously-made estimates.

d) available-for-sale assets and discontinued operations exception
The KGHM Polska Miedź S.A. Group has applied IFRS 5 prospectively from 1 January 2005. As at 30 September 2005 assets available for sale which meet the criteria for recognition in accordance with IFRS 5 amount to PLN 2 305 thousand.

4. Designation and description of differences between the consolidated financial statements prepared under Polish accounting standards and the consolidated financial statements prepared according to International Accounting Standards.

In accordance with IFRS 1, *First-time adoption of IFRS,* the Group presents explanatory reconciliations of the manner in which the transition from previously-applied accounting principles based on Polish accounting standards to those of IAS have impacted the material situation, financial operating results and cash flows of the Group, presenting the resulting differences as a consequence of the restatement of data in accordance with the requirements of transition to IAS:

- equity at 1 January 2004
- equity at 31 December 2004
- equity at 30 September 2004
- equity at 1 January 2005
- financial result for the 9 months ended 30 September 2004
- financial result for the 12 months ended 31 December 2004
- cash flow statement for the period ended 30 September 2004
- cash flow statement for the period ended 31 December 2004

		Equity at 1 January 2004	Financial result for the 9 months ended 30 September 2004	Equity at 30 September 2004	Financial result for the 12 months ended 31 December 2004	Equity at 31 December 2004
Equity and net financial result according to Polish accounting standards		**3 489 257**	**1 197 966**	**4 800 880**	**1 392 459**	**5 332 243**
Elimination of capitalised interest	(a)	(30 428)	1 352	(29 076)	1 804	(28 624)
Elimination of capitalised translation differences	(b)	7 123	(537)	6 586	(716)	6 407
Revaluation of property, plant and equipment to reflect hyperinflation	(c)	372 251	(14 166)	358 085	(19 464)	352 787
Adjustment to property, plant and equipment due to measurement at fair value as its deemed cost	(d)	(5 916)	402	(5 514)	976	(4 940)
Adjustment in value of fully-depreciated property, plant and equipment	(e)	43 759	(2 110)	41 649	(2 814)	40 945
Adjustment to property, plant and equipment due to separation of components	(f)	7 958	(3 801)	4 157	(5 557)	2 401
Adjustment to property, plant and equipment due to capitalised costs of certified inspections	(g)	74	175	249	145	219
Adjustment to investment property to fair value	(h)	347	67	414	-	347
Adjustment to prepayments	(i)	(282)	111	(171)	142	(140)
Reversal of amortisation of goodwill	(j)	-	201	201	268	268

(amounts shown are in '000 PLN unless otherwise indicated)

Write-off of negative goodwill	(k)	8 104	(725)	7 379	591	8 695
Transfer of minority shares to equity	(l)	12 791	-	13 957	-	11 853
Adjustment in measurement of inventories due to changes in manufacturing costs	(ł)	-	4 053	4 053	4 422	4 422
Accumulated translation differences due to translation of foreign entities to foreign currency	(m)	-	(392)	-	681	-
Adjustment due to translation of data of foreign entities to the functional currency	(n)	-	(1 039)	(746)	(2 292)	94
Change in principles for recognising subsidiaries for consolidation	(o)	(14 170)	2 280	-	594	-
Total deferred tax from adjustment	(p)	(75 028)	2 746	(72 282)	4 002	(71 026)
Equity and net financial result according to IAS		3 815 840	1 186 583	5 129 821	1 375 241	5 655 951
Change in equity as at 1 January 2005 due to transition to IAS 32 and 39, measurement at fair value of shares in AIG fund - net	(q)	-	-	-	-	10 293
Equity as at 1 January 2005 after reflecting effects of transition		-	-	-	-	5 666 244

4.1 Property, plant and equipment

a) Elimination of capitalised interest included in carrying amount of property, plant and equipment - according to the Polish Accounting Act (the "Accounting Act"), borrowing costs incurred for the purpose of financing investments increase the value of property, plant and equipment until such time as the said fixed asset is brought into use. IAS 23 „Borrowing costs" allows for two means of treating borrowing costs. According to the benchmark treatment, such costs are recognised as an expense in the period in which they are incurred. This method was selected as the means of accounting for borrowing costs. As a result, all interest on liabilities drawn, which as at the date of adoption of IFRS was capitalised under property, plant and equipment, was recognised in retained earnings in the amount of PLN 30 428 thousand [as at 31 December 2004 PLN 28 624 thousand; as at 30 September 2004 PLN 29 076 thousand]. This amount respectively reduced property, plant and equipment. This amount also increased the financial result for 2004 by PLN 1 804 thousand due to a change in depreciation and interest costs [for the three months period ended 30 September 2004 an increase in the result by PLN 450 thousand; for the nine months period ended 30 September 2004 an increase in the result by PLN 1 352 thousand]

b) Elimination of translation differences included in carrying amount of property, plant and equipment - according to the Accounting Act, exchange differences arising from foreign currency borrowings in order to finance the acquisition or construction of a given fixed asset increase or decrease the value of the said asset until it is brought into use. IAS 23 „Borrowing costs" does not permit the capitalisation of exchange differences unless such differences represent an adjustment of interest costs. According to the method selected by the Group of accounting for borrowing costs, such costs, including those representing exchange differences, will be expensed in the period in which they are incurred. As a result, exchange differences arising from borrowings which were capitalised as property, plant and equipment as at the date of adoption of IFRS were recognised in retained earnings in the amount of PLN 7 123 thousand (credit) [as at 31 December 2004 PLN 6 407 thousand (credit); as at 30 September 2004 PLN 6 586 thousand (credit)]. This amount respectively increased property, plant and equipment. This amount also decreased the financial result for 2004 by PLN 716 thousand due to a change in depreciation costs [for the three months period ended 30 September 2004 a decrease in the result PLN 179 thousand; for the nine months period ended 30 September 2004 a decrease in the result PLN 537 thousand].

(amounts shown are in '000 PLN unless otherwise indicated)

c) Revaluation of property, plant and equipment due to hyperinflation – a significant part of property, plant and equipment of the parent entity was acquired prior to 1997. It is assumed that hyperinflation lasted in Poland until the end of 1996. In order to set the value of property, plant and equipment in accordance with IFRS, an adjustment in the gross value of property, plant and equipment acquired prior to 1997 was made based on IAS 29, „Financial reporting in hyperinflationary economies". Reflecting the effects of hyperinflation caused an increase in the net value of property, plant and equipment as at 1 January 2004 by PLN 372 251 thousand [as at 31 December 2004 by PLN 352 787 thousand; as at 30 September 2004 by PLN 358 085 thousand]. This amount increased depreciation, and reduced the financial result for the 12 months ended 31 December 2004 by PLN 19 464 thousand [for the three months period ended 30 September 2004 a decrease in the result by PLN 4 790 thousand; for the nine months period ended 30 September 2004 a decrease in the result by PLN 14 166 thousand].

d) Adjustment to property, plant and equipment due to measurement to fair value as its deemed cost – based on IFRS 1 „First-time adoption of International Financial Reporting Standards" the Group applied fair value as its deemed cost for the measurement of selected property, plant and equipment. Based on measurement carried out by an expert in this regard, the gross value of property, plant and equipment was reduced as at the date of adoption of IFRS, i.e. as at 1 January 2004 by PLN 5 916 thousand [as at 31 December 2004 by PLN 4 940 thousand; as at 30 September 2004 by PLN 5 514 thousand]. This adjustment caused an increase in the financial result by PLN 976 thousand for the financial year ended 31 December 2004 [for the three months period ended 30 September 2004 an increase in the result by PLN 134 thousand; for the nine months period ended 30 September 2004 an increase in the result by PLN 402 thousand].

e) Adjustment in measurement of fully-depreciated property, plant and equipment – as at the date of adoption of IAS a review was carried out of depreciation rates of property, plant and equipment which had been fully depreciated but were still in use. In those instances where it was determined that the full depreciation of a fixed asset as at the date of transition to IFRS arises from the fact that the depreciation rate, from the moment a fixed asset was brought into use, did not reflect its period of use, a retrospective adjustment was made of previously-made depreciation. As a result of this adjustment the net value of property, plant and equipment was increased as at 1 January 2004 by PLN 43 759 thousand [as at 31 December 2004 by PLN 40 945 thousand; as at 30 September 2004 by PLN 41 649 thousand]. This adjustment increases depreciation and decreases the financial result for 2004 by PLN 2 814 thousand. [for the three months period ended 30 September 2004 the adjustment decreases the result by PLN 703 thousand; for the nine months period ended 30 September 2004 the adjustment decreases the result by PLN 2 110 thousand].

f) Adjustment to property, plant and equipment due to separate depreciation of items – IAS 16 „Property, Plant and Equipment" requires that each part of an item of property, plant and equipment with a different useful life be depreciated separately, although the Accounting Act does not require this. As a result, in order to prepare its financial statements according to Polish accounting standards, the Group applied a single depreciation rate for each item of property, plant and equipment as a whole. Separating such items and applying to them separate depreciation rates matched to their individual periods of usefulness would increase the net value of property, plant and equipment as at 1 January 2004 by PLN 7 958 thousand [as at 31 December 2004 by PLN 2 401 thousand; as at 30 September 2004 by PLN 4 157 thousand]. As a result of this adjustment and the increase in depreciation, the consolidated financial result for 2004 was reduced by PLN 5 557 thousand [for the three months period ended 30 September 2004 a decrease in the result by PLN 382 thousand; for the nine months period ended 30 September 2004 a decrease in the result by PLN 3 801 thousand].

g) Adjustment to property, plant and equipment due to capitalised costs of certified inspections – according to IAS 16 „Property, Plant and Equipment", if a condition of continuing to operate an item of property, plant and equipment is the performance of regular major inspections for faults, its cost is recognised in the carrying amount of the item of property, plant and equipment, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act does not require this, therefore the costs of certified inspections are recognised as an expense in the period in which they were incurred. As a result an adjustment was made to the value of property, plant and equipment, capitalising the costs of such inspections as at 1 January 2004 in the amount of PLN 74 thousand [as at 31 December 2004 PLN 219 thousand; as at 30 September 2004 PLN 249 thousand]. This adjustment increases the consolidated financial result by PLN 145 thousand [for the three months period ended 30 September 2004 a decrease in

(amounts shown are in '000 PLN unless otherwise indicated)

the result by PLN 29 thousand; for the nine months period ended 30 September 2004 an increase in the result by PLN 175 thousand].

4.2 Investment property

h) Adjustment to investment property to fair value – For purposes of IAS the Group applied the fair value model for the measurement of its investment property, as a result of which its investment property (including the right to perpetual usufruct of land recognised as investment property) was measured at fair value. Due to this measurement, as at 1 January 2004 the carrying amount of investment property was increased by PLN 3 649 thousand [as at 31 December 2004 by PLN 3 649 thousand]. As the perpetual usufruct of land was accounted for as investment property, as at 1 January 2004 financial liabilities due to leasing were accounted for in the amount of PLN 3 302 thousand [as at 31 December 2004 PLN 3 302 thousand]. This adjustment increases equity as at 1 January 2004 in the amount of PLN 347 thousand [as at 31 December 2004 an increase by PLN 347 thousand; as at 30 September 2004 an increase by PLN 414 thousand]. This adjustment has no effect on the consolidated financial result for the period ended 31 December 2004 [for the three months period ended 30 September 2004 this adjustment decreases the financial result by PLN 65 thousand; for the nine months period ended 30 September 2004 this adjustment increases the financial result by PLN 67 thousand].

4.3 Prepayments

i) Adjustment to prepayments – based on Polish accounting standards, a subsidiary in the Group accounted in prepayments for the administrative costs incurred in the founding or later expansion of a joint stock company prior to 2002. According to IAS equity should be decreased by these costs. An adjustment was made to prepayments, decreasing their carrying amount as at 1 January 2004 by PLN 282 thousand [as at 31 December 2004 by PLN 140 thousand; as at 30 September 2004 by PLN 171 thousand]. This adjustment increased the financial result for the 12 month period ended 31 December 2004 by PLN 142 thousand [for the three months period ended 30 September 2004 this adjustment increases the financial result by PLN 34 thousand; for the nine months period ended 30 September 2004 this adjustment increases the financial result by PLN 111 thousand].

4.4 Business combinations

j) Goodwill – according to the Accounting Act, goodwill is amortised over a period of no more than 5 years, although according to IFRS 3 „Business combinations" goodwill is not amortised, but is only tested annually for impairment. According to IFRS 1 „First-time adoption of International Financial Reporting Standards", beginning from 1 January 2004 goodwill is no longer amortised. The financial result for financial year 2004 was increased due to the withdrawal of current amortisation by PLN 268 thousand [for the three months period ended 30 September 2004 an increase in the result by PLN 67 thousand; for the nine months period ended 30 September 2004 an increase in the result by PLN 201 thousand].

k) „Negative goodwill" (excess of share in net fair value of acquired assets and liabilities, over costs of business combination) – according to the Accounting Act negative goodwill, up to an amount not exceeding the fair value of the acquired non-current assets, and excluding long term financial assets quoted on regulated markets, is recognised in deferred income for the period being the average weighted period of economic usefulness of the acquired and depreciable assets; negative goodwill, in an amount exceeding the fair value of non-current assets, and excluding long term financial assets quoted on regulated markets, is recognised as income at the date of the combination. According to IFRS 3 „Business combinations", the excess interest of the net fair value of acquired net assets over the cost of the business combination is fully recognised in the financial result at the acquisition date. Negative goodwill in the amount of PLN 8 104 thousand, which as at 1 January 2004 was presented in the consolidated financial statements prepared under Polish accounting standards, was accounted for in retained earnings as at 1 January 2004 [as at 31 December 2004 equity was increased by PLN 8 695 thousand; as at 30 September 2004 by PLN 7 379 thousand] The financial result for the 12 months period ended 31 December 2004 was increased by PLN 591 thousand [for the three months period ended 30 September 2004 it was decreased by PLN 242 thousand; for the nine months period ended 30 September 2004 it was decreased by PLN 725 thousand].

(amounts shown are in '000 PLN unless otherwise indicated)

l) Minority interest – according to IAS 27 „Consolidated and separate financial statements" minority interest should be presented within equity in a separate item. Minority interests as at 1 January 2004 amounted to PLN 12 791 thousand [as at 31 December 2004 PLN 11 853 thousand; for the nine months period ended 30 September 2004 PLN 13 957 thousand].

4.5 Adjustment of manufactured cost of goods held in inventories

l) Adjustment of inventories due to changes in manufacturing cost – adjustments affecting the value of property, plant and equipment, as well as amounts depreciated from 1 January 2004 to 31 December 2004 in production-related entities of the Group, lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories. The adjustment increasing the value of inventories as at 31 December 2004 amounted to PLN 4 422 thousand [for the nine months period ended 30 September 2004 the value of inventories was increased by PLN 4 053 thousand], and increases by this same amount the consolidated financial result as well as equity of the Group.

4.6 Accumulated translation differences from foreign entities

m) exchange differences from translation of foreign entities recognised in equity – according to the Accounting Act exchange differences from translation of the financial statements of foreign entities into Polish currency were recognised in equity as exchange rate differences from translation of subordinated entities. Analysis carried out for purposes of IFRS has shown that the functional currency of these entities is the Polish złoty. As a result, as at 1 January 2004 these exchange differences, which until now were recognised in equity from the translation of foreign entities in retained earnings, were amortised, and a respective translation was carried out in the balance sheets and income statements of these entities, while all exchange differences were recognised respectively in the financial result or in retained earnings.

n) translation of an item of the financial statements of foreign entities to the functional currency – in accordance with IAS 21 "The effects of changes in foreign exchange rates" it was determined that the functional currency of the KGHM Polska Miedź S.A. Group is the Polish złoty. It is also the functional currency of the foreign entities of the Group: KGHM Polish Copper Ltd., KGHM Kupferhandels and KGHM Congo sprl, as a result of which appropriate translations were carried out of financial statements items for all of 2004 as well as for specific quarters. The effect of these calculations is a decrease in the result of the Group by PLN 1 039 thousand as at 30 September 2004 [as at 31 December 2004 a decrease in the result by PLN 2 292 thousand]. Simultaneously as at 30 September 2004 equity was decreased by PLN 746 thousand [as at 31 December 2004 equity of the Group increased by PLN 94 thousand].

4.7 Change in principles for recognising entities for consolidation

o) at the date of transition to IAS those subsidiaries were not consolidated whose net assets and financial results had an insignificant impact on the net assets and financial result of the KGHM Polska Miedź S.A. Group. An adjustment was also made to minority equity meeting the requirements of IAS 27, para. 22 b and c. Consequently, at 1 January 2004 minority equity increased by PLN 5 172 thousand to PLN 17 963 thousand, while at 30 September 2004 and at 31 December 2004 minority equity increased by PLN 5 848 thousand, respectively to PLN 19 805 thousand and PLN 17 701 thousand. This adjustment only impacted a single item of equity, and therefore did not affect total equity. This change may be seen in the statement of changes in equity of this report.

4.8 Deferred income tax

p) deferred income tax from adjustment to IAS – the amount of deferred income tax was appropriately determined from the adjustments described in the above points, in accordance with IAS 12 „Income taxes". The amount of deferred income tax was charged to equity as at 1 January 2004 amounts to PLN 75 028 thousand [as at 31 December 2004 PLN 71 026 thousand; as at 30 September 2004 PLN 72 282 thousand]. The amount of deferred income tax increasing the consolidated financial result for financial year 2004 amounts to PLN 4 002 thousand [for the three months period ended 30 September 2004 PLN 1 010 thousand; for the nine months period ended 30 September 2004 PLN 2 746 thousand].

(amounts shown are in '000 PLN unless otherwise indicated)

4.9 Hyperinflationary revaluation of share capital

Hyperinflationary revaluation of share capital – in accordance with IAS 29 "Financial reporting in hyperinflationary economies" the components of owner's equity (except retained profit and any revaluation surplus) are restated by applying a general price index from the dates the components were contributed or otherwise arose, for the period in which the Polish economy was a hyperinflationary economy, i.e. for the period to the end of 1996. The application of IAS 29 caused an increase in share capital by PLN 5 413 573 thousand while retained earnings was decreased by this same amount. As a result this revaluation has no effect on the equity of the Group as at 31 December 2004.

Reconciliation of cash flows

		Cash flows for the 9-month period ended 30 September 2004	Cash flows for the 12-month period ended 31 December 2004
Net cash flows based on Polish accounting standards	(a)	**(30 248)**	**29 750**
- adjustment due to translation of financial statements of foreign entities of the Group into the functional currency.	(b)	(1)	(67)
Net cash flows based on IAS	(c)	**(30 249)**	**29 683**

5. Other explanations and disclosures

1. As at the date of transition to IAS the Group, as a result of transition, neither recognised nor reversed any impairment losses.
2. In its opening balance the Group applied fair value as deemed (assumed) cost in relation to certain items of property, plant and equipment. Every case of measurement to fair value was carried out by a professional expert. The total fair value of items of property, plant and equipment is presented below:

		Aggregate fair value as at 1 January 2004	Aggregate adjustments to carrying value in accordance with previous accounting standards
Items of property, plant and equipment	(d)	12 990	(5 916)
Total		12 990	(5 916)

3. For the preparation of comparative data as respects financial instruments subject to IAS 32 and IAS 39, previously-applied accounting principles based on Polish accounting law were applied, whilst it was determined that there would be no significant discrepancies if the requirements of IAS 32 and IAS 39 were fully applied to these same financial instruments. The effect of changes resulting from the requirements of IAS 39 is the classification of financial assets in the form of shares in an investment fund as financial assets measured at fair value through the income statement. Reclassification from the category of financial assets held to maturity was carried out as at 1 January 2005, which for KGHM is the date of transition to IAS with respect to IAS 32 and IAS 39. The result of this designation is an increase in the previous value of shares in the fund, from PLN 37 274 thousand to the fair value of PLN 49 981 thousand. This change in value as at 1 January 2005 was recognised in the retained earnings from prior years.

   No other significant adjustments were identified which would be necessary to conform the data respecting financial instruments to the requirements of IAS 32 and IAS 39.

6. Coverage of the effects of the revaluation of share capital

The Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 15 June 2005 resolved to settle the effects of the revaluation of share capital carried out on the date of transition of the KGHM Polska Miedź S.A. Group to IAS in accordance with § 24 of IAS 29 „Financial reporting in hyperinflationary economies". The result of this revaluation of share capital in the amount of PLN 5 413 573 thousand, which caused a decrease in retained earnings, was covered by share capital.

(amounts shown are in '000 PLN unless otherwise indicated)

III. Business segments.

Information on business segments for the period from 1 January 2005 to 30 September 2005

	Copper and precious metals, other smelter products	Telecoms and other IT services	Other	Eliminations	Consolidated amount
SALES					
External sales	5 585 115	370 351	345 079	-	6 300 545
Inter-segment sales	96 886	3 558	988 096	(1 088 540)	-
Total sales	**5 682 001**	**373 909**	**1 333 175**	**(1 088 540)**	**6 300 545**
RESULT					
Segment result	2 293 748	83 007	295 104	(186 838)	2 485 021
Unallocated costs of Group as a whole	-	-	-	-	510 724
Operating profit	**-**	**-**	**-**	**-**	**1 974 297**
Net financial cost	-	-	-	-	48 821
Share of profit of associates	-	-	-	-	169 499
Profit before income tax	**-**	**-**	**-**	**-**	**2 094 975**
Income tax	-	-	-	-	381 105
Profit	**-**	**-**	**-**	**-**	**1 713 870**

	Copper and precious metals, other smelter products	Telecoms and other IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	6 420 042	1 407 014	1 054 562	(278 371)	8 603 247
Investments in segment - in subordinated entities accounted for using the equity method	-	888 674	1 838	-	890 512
Unallocated assets of Group as a whole	-	-	-	-	491 196
Total consolidated assets					**9 984 955**
Segment liabilities	2 055 575	54 594	275 436	(168 946)	2 216 659
Unallocated liabilities of Group as a whole	-	-	-	-	1 346 661
Total consolidated liabilities	**-**	**-**	**-**	**-**	**3 563 320**
Investment expenditures	376 135	61 503	84 543	(1 292)	520 889
Depreciation on property, plant and equipment	235 632	70 422	47 035	(4 773)	348 316
Amortisation on intangible assets	7 618	3 737	2 710	(14)	14 051
Impairment of property, plant and equipment recognised in income statement	2 891	701	564	-	4 156
Impairment of intangible assets recognised in income statement	-	-	172	-	172
Reversal of property, plant and equipment impairment recognised in income statement	-	12	330	-	342
Other non-monetary costs	103 458	7 918	7 152	(11 711)	106 817

(amounts shown are in '000 PLN unless otherwise indicated)

IV. Items affecting assets, liabilities, equity, the net financial result or cash flow, which are unusual as respects their type, amount or degree of influence.

1. Coverage of the effects of revaluation of share capital

The Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 15 June 2005 resolved to settle the effects of revaluation of share capital carried out on the date of transition of the KGHM Polska Miedź S.A. Group to IAS in accordance with § 24 of IAS 29 „Financial reporting in hyperinflationary economies". The effects of the revaluation of share capital in the amount of PLN 5 413 573 thousand, settled in retained earnings, was covered by share capital.

2. Material situation and financial results of significant companies

Apart from the parent entity, the greatest impact on the Group is from:

- Telefonia DIALOG Spółka Akcyjna – a subsidiary, in which KGHM Polska Miedź S.A. owns 100% of the share capital, and
- Polkomtel S.A. in which KGHM Polska Miedź S.A. owns 19.61% of the shares.

DIALOG S.A.

In the third quarter of 2005, i.e. during the period from 1 July to 30 September 2005, DIALOG S.A. achieved the following results:

Sales	PLN 125 718 thousand,
Profit on sales	PLN 20 046 thousand,
EBITDA	PLN 44 791 thousand,
Net profit	PLN 8 049 thousand.

<u>Analysis of the results of DIALOG S.A. during the first three quarters of 2005 (accrued) with respect to the results achieved in the comparable prior period.</u>

The results achieved by the company during the first three quarters of 2005 are a result of continuation of the strategy based on seeking subscribers and increasing its range of services while simultaneously pursuing a consistent policy of rationalisation of costs and investment expenditures.

During the first three quarters of 2005 DIALOG S.A. earned PLN 373 897 thousand in revenues from sales (versus PLN 331 590 thousand in the first three quarters of 2004 – an increase of 13%) achieving a profit on sales of PLN 60 373 thousand (versus PLN 56 807 thousand for the comparable period of 2004 – an increase of 6%). The company earned an operating profit of PLN 54 429 thousand. For the first three quarters of 2005 EBITDA for DIALOG S.A. amounted to PLN 129 604 thousand (the EBITDA margin amounted to 35%). This profitability at the operating level as well as the high level of EBITDA is due to the continuation of activities aimed at optimising operating costs and improving the structure of revenues. The net profit of the company is significantly impacted by financial activities. The loss on financial activities for the first three quarters of 2005 amounted to PLN 32 588 thousand (versus a loss of PLN 71 484 thousand for the comparable period of 2004). The main reason for this improvement in the result on financial activities of this company is the restructurisation of its debt, which was carried out in the fourth quarter of 2004.

In 2005 the company continued to carry out a program aimed at increasing its subscriber base. At the end of the third quarter of 2005 the company had 708 thousand built lines (an increase since the beginning of the year of 24 thousand lines) and 443 thousand ringing lines (an increase since the beginning of the year of 8 thousand lines). The company is consistently pursuing a policy aimed at acquiring corporate customers. At the end of the second quarter of 2005 the Business-mix ratio was 27%. The company is intensively developing other services, including

(amounts shown are in '000 PLN unless otherwise indicated)

internet access. At the end of September 2005 the company had 73 thousand internet users taking advantage of internet access through monthly, lump-sum payments (an increase since the beginning of the year of 6 thousand users).

Important events

In the continuing process of optimising the commitment of KGHM Polska Miedź S.A. in its telecommunications assets, the advice of a consultant was obtained, recommendaing that either a strategic or a financial investor be obtained for DIALOG S.A. and recommending that KGHM Polska Miedź S.A. exit from DIALOG S.A. The Management Board of the Company, together with its selected financial advisor, has initiated the process of seeking an investor for this company.

On 12 September 2005 the Supervisory Board of the Company expressed its consent to continued restructuring of the debt of DIALOG S.A. through an increase by KGHM Polska Miedź S.A. of the share capital of this company by PLN 479 800 thousand. Should this project be implemented, DIALOG S.A. will use the funds obtained from the increase of share capital for the buyback of bonds issued from KGHM Polska Miedź S.A. The schedule for restructuring the debt of DIALOG S.A. will be determined by a separate decision of the Management Board of KGHM Polska Miedź S.A. The remaining bonds, in the amount of PLN 200 000 thousand, will be redeemed by the company using funds obtained from bank loans.

Polkomtel S.A.

As a result of the methodology accepted in 2004 for the valuation of long term financial assets, the shares of Polkomtel S.A. are presented in the consolidated financial statements in an amount representing the proportional percentage of share capital owned by KGHM Polska Miedź S.A. in this company. The value of the shares of Polkomtel S.A. as at 30 September 2005 in the financial statements of the KGHM Polska Miedź S.A. Group is PLN 888 673 thousand.

In the third quarter, i.e. during the period from 1 July to 30 September 2005, Polkomtel S.A. achieved the following results:

Sales	PLN 1 664 539 thousand,
Profit on sales	PLN 388 345 thousand,
EBITDA	PLN 652 004 thousand,
Net profit	PLN 334 215 thousand.

Analysis of the results of Polkomtel S.A. during the first three quarters of 2005 (accrued) with respect to the results achieved in the comparable prior period.

During the first three quarters of 2005 the company earned PLN 4 669 515 thousand in revenues from sales (versus PLN 4 241 025 thousand in the first three quarters of 2004 – an increase of 10%) achieving a profit on sales of PLN 1 049 468 thousand (an improvement versus the first three quarters of 2004 of 28%). During the first three quarters of 2005 Polkomtel S.A. earned EBITDA of PLN 1 802 085 thousand (versus the result achieved in the first three quarters of 2004 – an increase of 19%). Profit before taxation during this period amounted to PLN 1 065 246 thousand (versus PLN 848 502 thousand in the first three quarters of 2004 – an increase of 26%). The company earned a net profit of PLN 861 283 thousand, representing an increase versus the net profit achieved for the first three quarters of 2004 of 29%.

Important events

In July 2005 KGHM Polska Miedź S.A. together with the remaining Polish shareholders of Polkomtel S.A. signed a "Shareholders agreement regarding restructuring the commitment of the Polish shareholders in Polkomtel S.A.". At the date of signing of these financial statements no decision had yet been taken regarding the interest of KGHM Polska Miedź S.A. in Polkomtel S.A.

(amounts shown are in '000 PLN unless otherwise indicated)

In the third quarter of 2005 analyses and estimates were carried out, with the participation of financial and legal advisors, of various scenarios related to restructuring equity interest in Polkomtel S.A. Simultaneously being carried out are discussions and correspondence with the foreign shareholders (Vodafone and TDC) as regards setting the conditions for maximising the value of the shares of Polkomtel S.A. by Polish shareholders. At the date of signing of these financial statements no binding decision had as yet been taken.

3. *Measurement of financial assets and property, plant and equipment*

Financial assets

Due to the valuation and settlement of future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after reflecting the results in deferred tax in the parent entity, the revaluation reserve was decreased in the current quarter by PLN 367 097 thousand,
(an accrued decrease of the revaluation reserve since the beginning of the year by PLN 558 447 thousand)

Due to the measurement of derivative instruments to fair value there was an increase in profit of PLN 10 207 thousand,
(an accrued increase of profit since the beginning of the year by PLN 13 093 thousand)

Due to the valuation of financial assets at fair value through profit and loss, the financial result was decreased by PLN 770 thousand,
(an accrued increase of profit since the beginning of the year by PLN 3 633 thousand)

Property, plant and equipment and receiveables

Due to the depreciation of property, plant and equipment and intangible assets, the financial result was decreased in the current quarter by PLN 122 984 thousand
(an accrued decrease of profit since the beginning of the year by PLN 362 362 thousand)
Assets and the financial result in the current quarter were also affected by provisions for impairment of receiveables together with interest (an excess of provisions for impairment released over created), thereby increasing the result in the amount of PLN 1 532 thousand.
(an accrued increase of profit since the beginning of the year by PLN 38 542 thousand, of which PLN 43 241 thousand relates to the reversal of the provisions for impairment of State budget receiveables together with interest in the parent entity, after the resolution of disputed tax issues respecting VAT)
The measurement of other assets did not significantly affect the assets and results of the period.

V. Bank and other loans and other sources of external financing

	30 September 2005	31 December 2004
Non-current	**57 633**	**53 781**
Bank loans	9 075	
Loans	22 646	23 260
Liabilities due to financial leasing	25 912	30 521
Current	**49 475**	**273 074**
Bank loans	33 318	258 051
Loans	10 213	7 752
Liabilities due to financial leasing	5 944	7 271
Total	**107 108**	**326 855**

VI. Restructurisation

In the current quarter an increase in share capital was made for the company „Energetyka" sp. z o.o. through the transferal of an organised part of the company, the liquidated division of KGHM Polska Miedź S.A. – the Water Management Facility. The purpose of this operation was to consolidated water-sewage management under a single entity. The company "Energetyka" at the present time is the main supplier of water and heating energy to KGHM Polska Miedź S.A. Concentration under a single entity and rationlisation of water-sewage management is one of the elements of the costs reduction program.

VII. Discontinued operations

No operations were discontinued in the current period.

VIII. Business combinations

In the current financial period two entities of the KGHM Polska Miedź S.A. Group were combined. This combination of the companies KGHM Metale S.A. and DSI S.A. was carried out in accordance with art.492 §1 point 1 of the Polish Partnerships and Companies Code, i.e. through the transfer of all of the assets of the acquiree, i.e. DSI S.A., to the acquirer, i.e. KGHM Metale S.A.
Following combination of these entites the newly-created company operates under the name of KGHM Metale DSI S.A. KGHM Polska Miedź S.A. owns 100% of the shares of KGHM Metale DSI S.A.

IX. Disposal of subsidiaries

No subsidiaries were disposed of in the current period.

X. Information on seasonal or cyclical activities

The KGHM Polska Miedź S.A. Group is not affected by seasonal or cyclical activities.

XI. Contingent assets and liabilities.

At the end of the financial period estimates were made of contingent assets and liabilities, which were accounted for as off-balance sheet items.

		Receiveables/ Liabilities	*Changes in the period*
			in '000 PLN
1.	**Contingent receiveables**	**160 871**	**26 126**
-	disputed State Budget issues	88 031	(16 267)
-	bill of exchange receiveables	66 164	40 323
-	guarantees received	6 676	1 070
2.	**Contingent liabilities**	**271 931**	**195 842**
-	guarantees and security granted	235 522	194 984
-	bill of exchange liabilities	35 666	847
-	contingent penalties	743	11

(amounts shown are in '000 PLN unless otherwise indicated)

The increase in liabilities due to guarantees granted relates to guaranteeing bank payments by KGHM Polska Miedź S.A. of cash in the amount of PLN 193 000 thousand, intended for an increase in the share capital of ENERGETYKA sp. z o.o. This guarantee expires on 30 November 2005. This increase in share capital is related to the investment project „Development of the power generation capabilities of KGHM Polska Miedź S.A."
The increase in bill of exchange liabilities is related to guarantees granted to subordinated entities by the parent entity.

XII. Type and amount of changes in estimates

1. Provisions

The effects of revaluation or creation of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future mine closure costs (restoration) in the parent entity. This provision also includes the estimated costs of dismantling and removing technological objects, the obligation for which is incurred upon the conclusion of activities as a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 7 121 thousand.
(an accrued decrease of profit since the beginning of the year by PLN 22 430 thousand)

1.2 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 11 228 thousand (after reflecting the effects in deferred tax in the amount of PLN 9 979 thousand).

(an accrued decrease of profit since the beginning of the year, after reflecting the effects in deferred tax, of PLN 78 374 thousand)

1.3 current provisions for one-off wages and bonuses together with charges, which decreased the result by PLN 78 352 thousand.
(an accrued decrease of profit since the beginning of the year by PLN 270 711 thousand)

2. Deferred income tax

The result of differences between the carrying value and taxable value of this item is a change in the estimated value of deferred tax assets and deferred tax liabilities.
In the current quarter there was an increase in the tax asset in the amount of PLN 77 801 thousand, of which the following was settled:

- as a decrease in the financial result PLN 4 234 thousand,
- as an increase in equity due to the measurement and settlement of hedging instruments PLN 82 030 thousand.

There was an increase in the tax asset during the current accrued period of PLN 78 730 thousand of which the following was settled:

- as a decrease in the financial result *PLN 30 017 thousand,*
- as an increase in equity due to the measurement and settlement of hedging instruments PLN 108 747 thousand.

In the current quarter there was an increase in deferred tax liabilities in the amount of PLN 6 906 thousand, of which the following was settled:

- as a decrease in the financial result PLN 9 351 thousand,
- as an increase in equity PLN 2 445 thousand.

In the accrued period there was a decrease in deferred tax liabilities in the amount of PLN 31 821 thousand, of which the following was settled:

- *as an increase in the financial result PLN 14 178 thousand,*
- *as an increase in equity due to the measurement and settlement of hedging instruments PLN 17 643 thousand.*

After compensating this asset from deferred tax liabilities, the asset at the end of the financial period was set at PLN 128 055 thousand, while deferred tax liabilities were set at PLN 12 213 thousand.

XIII. Events which occurred after the balance sheet date

Additional bonus agreement

Based on an agreement dated 3 October 2005 in the matter of wage demands, entered into by the Management Board of KGHM Polska Miedź S.A. with the trade unions operating in the Parent entity, on 4 November 2005 a one-off special bonus was paid in the amount of PLN 100% of the monthly wage. The cost of payment together with charges on the employer amounted to appx. PLN 100 mln. The above agreement is the result of negotiations carried out under the collective dispute procedures with the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego and of negotiations with the remaining trade unions. The trade unions, pointing to the excellent results of the Parent entity, since the end of the first half of the year have demanded the payment of a special bonus and advancement of the wage group for 30% of the employees. The agreements reached, in accordance with the declaration of the trade unions, exhaust their claims for payment for the current year.

Other information to the consolidated quarterly report QS 3/2005

(pursuant to § 91 sec. 9 in connection with sec. 6 of the Decree of the Minister of Finance dated 19 October 2005 - Journal of Laws Nr 209, item 1744)

I. Selected financial data

SELECTED FINANCIAL DATA	in '000 PLN		in '000 EUR	
	3 quarters accrued /2005 period from 1 January 2005 to 30 September 2005	3 quarters accrued /2004 period from 1 January 2004 to 30 September 2004	3 quarters accrued /2005 period from 1 January 2005 to 30 September 2005	3 quarters accrued /2004 period from 1 January 2004 to 30 September 2004
I. Sales	6 300 545	5 430 332	1 552 508	1 175 040
II. Operating profit	1 974 297	1 435 730	486 484	310 670
III. Profit before taxation	2 094 975	1 452 264	516 220	314 248
IV. Profit for the period	1 713 870	1 188 425	422 312	257 157
V. Profit for the period attributable to shareholders of parent entity of the Group	1 712 829	1 186 583	422 056	256 758
VI. Profit for the period attributable to minority interests	1 041	1 842	257	399
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	8.56	5.93	2.11	1.28
IX. Net cash generated from operating activities	1 636 351	1 334 238	403 211	288 709
X. Net cash used in investing activities	(563 041)	(261 177)	(138 738)	(56 515)
XI. Net cash used in financing activities	(659 401)	(1 103 310)	(162 482)	(238 739)
XII. Total net cash flow	413 909	(30 249)	101 991	(6 545)
	At 30.09.2005	At 31.12.2004	At 30.09.2005	At 31.12.2004
XIII. Current assets	3 165 013	2 869 240	808 102	703 418
XIV. Non-current assets	6 817 637	6 493 056	1 740 703	1 591 825
XV. Avavilable-for-sale non-current assets and assets included in disposal group	2 305	-	589	-
XVI. Total assets	9 984 955	9 362 296	2 549 394	2 295 243
XVII. Current liabilities	2 110 405	2 419 068	538 836	593 054
XVIII. Non-current liabilities	1 452 915	1 287 277	370 963	315 586
XIX. Equity	6 421 635	5 655 951	1 639 594	1 386 602
XX. Minority interest	18 742	17 701	4 785	4 340
XXI. Closing price of shares (in PLN) at 30 September	47.00	33.90		

II Organisational structure of group of related entities at 30 September 2005.


Parent entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
CBPM CUPRUM Spółka z o.o. - OBR
"Energetyka" sp. z o.o
Energetyka SSP Sp. z o.o.
KGHM Polish Copper Limited
CBJ sp. z o.o.
POL-MIEDŹ TRANS spółka z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO s.p.r.l.
KGHM Metraco sp. z o.o.
PeBeKa S.A.
DIALOG S.A.
"Zagłębie" Lubin SSA
PHP "MERCUS" Spółka z o.o.
PHU Lubinpex Sp. z o.o.
KGHM Metale DSI S.A.
WFP Hefra S.A.
WMN sp. z o.o.
WM "Łabędy" S.A.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Indirect subsidiaries not subject to consolidation
PU Mercus Serwis Sp. z o.o.
AQUAKONRAD SA in liquidation
PCPM sp. z o.o.
TUW Cuprum
Associates and indirect associates
POLKOMTEL S.A.
MINOVA-KSANTE Sp. z o.o.
PHU Mercus Bis Sp. z o.o.

III Effects of changes in the structure of the economic entity

„Energetyka" sp. z o.o.

On 30 June 2005 the Water Management Division was liquidated, and on 1 July 2005 was transferred as an organised part of the company to the subsidiary „Energetyka" sp. z o.o. The purpose of this operation was to consolidate water/sewage management under a single entity. The company "Energetyka" at the present time is the main supplier of water and heating energy to KGHM Polska Miedź S.A. The concentration under a single entity and rationalisation of management of water/sewage management is one of the elements of the costs reduction program. On 26 July 2005 a change in share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration for the company "Energetyka" sp. z o.o. with its registered head office in Lubin. The share capital of "Energetyka" sp. z o.o. was increased by PLN 65 942 thousand through the creation of 659 423 shares having a nominal value of PLN 100 per share. All of the shares in the increased share capital were acquired by KGHM Polska Miedź S.A., covering them with a contribution in kind of PLN 65 851 thousand and cash of PLN 91 thousand.
This transferral of the Water Management Division as an organised part of the company to the company „Energetyka" sp. z o.o., was related to the reduction of employment in KGHM Polska Miedź S.A. Altogether, based on art. 23', 169 employees were transferred to „Energetyka" sp. z o.o.

KGHM Metale DSI S.A.

On 30 September 2005 court registration was made of the combination of the companies KGHM Metale S.A. and DSI S.A. The combination was carried out pursuant to art 492 par.1 pt 1 of the Polish Partnerships and Companies Code, i.e. in the form of a transfer of all of the assets of the acquiree, i.e. DSI S.A. to the acquirer, i.e. KGHM Metale S.A. The company which arose as a result of this combination will be called KGHM Metale DSI S.A. The share capital of KGHM Metale DSI S.A. after the combination amounts to PLN 223 374 thousand, with 100% of the shares belonging to KGHM Polska Miedź S.A.
The main task of the newly-merged company will be to alter the mode of operating, from activities typical for investment funds to activities directly related to production and service-type activities of an auxiliary nature to KGHM Polska Miedź S.A., mainly in the areas of ecology and non-ferrous metals (road-building materials, the recovery of metals associated with copper ore using hydrometalurgical methods, e.g. rhenium, nickel). The activities of the entity are also meant to result in cost reductions in the core business of KGHM Polska Miedź S.A. It is assumed that there will be a reduction of costs in the combined entity and – due to the new organisational structure – an increase in the market competitiveness of the Company.
From a financial point of view, this operation had a neutral effect on the results of KGHM Polska Miedź S.A.

IV. Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for the year 2005, in light of the results presented in this consolidated quarterly report relative to forecast results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

On 21 October 2005 the Supervisory Board approved the Forecast of the financial results for 2005 – Annex to the Budget, as prepared by the Management Board of KGHM Polska Miedź S.A. The Company also provided information on adjustments to the Budget of KGHM Polska Miedź S.A. in current reports on 30 August and 13 September 2005. The updated Budget for 2005 assumes the achievement of revenues from the sale of products, goods for resale and materials in the amount of PLN 7 540 mln and net profit of PLN 2 078 mln.

V. Shareholders holding at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. as at the date of publication of this quarterly report and changes in the ownership structure of significant packets of shares in the period since publication of the prior quarterly report

Based on information obtained by KGHM Polska Miedź S.A. under art. 147 of the Law on the Public Trading of Securities, the following shareholders owned at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. at the date of publication of this report:

Shareholder	Shares held as at publication date of Q2 2005 report (same number of votes)	% of share capital held as at publication date of Q2 2005 report (same number of votes)	Shares held as at publication date of Q3 2005 report (same number of votes)	% of share capital held as at publication date of Q3 2005 report (same number of votes)
1	2	3	4	5
State Treasury*	88 567 589	44.28 %	88 567 589	44.28%
Lansdowne Partners Limited Partnership**	10 572 441	5.29 %	10 572 441	5.29 %
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipts program)***	10 013 016	5.01 %	10 013 016	5.01 %***
*- incl. JPMorgan Chase & Co through subsidiaries in the form of depositary receipts****			*9 105 924*	*4.55 %*
*JP Morgan Chase & Co through subsidiaries in the form of shares****			*945 716*	*0.47 %*

**Based on an announcement dated 12 January 2001 received under art. 147 of the law,*
*** Based on an announcement dated 12 July 2005 received under art. 147 of the law,*
**** Based on an announcement dated 11 May 2005 received under art. 147 of the law. Based on information received on a quarterly basis from the depositary bank, the number of depositary receipts issued as at 30 September 2005 amounted to 7 497 361, representing 14 994 722 shares and 7.50% of all issued shares. JPMorgan Chase & Co announced on 4 October 2005 that it owns directly, or indirectly through subsidiaries, shares of KGHM Polska Miedź S.A. granting in total the right to 10 051 640 votes, i.e. 5.02% of the total number of votes, including 9 105 924 votes, i.e. 4.55% of the votes in the form of GDRs.*

Changes in the ownership structure of significant packets of shares during the period since publication of the prior quarterly report, i.e. since 16 August 2005 (based on information received under art. 147 of the law):

- on 4 October 2005 JPMorgan Chase & Co announced that it owns directly, or indirectly through subsidiaries (J.P. Morgan Securities Ltd., J.P. Morgan Fleming Asset Management (Japan) Limited and JP Morgan Asset Management (UK) Limited) shares in KGHM Polska Miedź S.A., granting in total the right to 10 051 640 votes, i.e. 5.02% of the total number of votes, including 945 716 votes in the form of shares, i.e. 0.47% of the votes, and 9 105 924 in the form of GDRs, i.e. 4.55% of the votes.

The depositary bank in the depositary receipts program of the Company, in whose account the shares forming the basis of the issued GDRs are held, is Deutsche Bank Trust Company Americas.

VI. Changes in ownership of shares of the parent entity or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., based on information held by KGHM Polska Miedź S.A., during the period following publication of the prior consolidated quarterly report

Based on information held by the parent entity, the table below shows ownership of shares of KGHM Polska Miedź S.A. by management and supervisory personnel:

Position / function	First name, surname	Shares held as at publication date of Q2 2005 report	Shares bought since publication of Q2 2005 report	Shares sold since publication of Q2 2005 report	Shares held as at publication date of Q3 2005 report
1	2	3	4	5	6
President of the Management Board	Marek Szczerbiak	0	0	0	0
1st Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Wiktor Błądek	1 310	0	0	1 310
Vice President of the Management Board	Andrzej Krug	0	0	0	0
Vice President of the Management Board	Robert Nowak	100	0	0	100
Vice President of the Management Board	Sławomir Pakulski	500	0	0	500
Chairman of the Supervisory Board	Elżbieta Niebisz	0	0	0	0
Deputy Chairman of the Supervisory Board	Tadeusz Janusz	0	0	0	0
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Maciej Kruk	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	800	10
Member of the Supervisory Board	Krzysztof Szamałek	0	0	0	0
Member of the Supervisory Board	Marek Wierzbowski	0	0	0	0

VII. List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 30 September 2005, does not represent at least 10% of the equity of KGHM Polska Miedź S.A.

VIII. Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the total value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions entered into under market conditions between related entities and do not arise from on-going operating activities

1. Transaction entered into on 15 March 2005 between KGHM Polska Miedź S.A. in Lubin and the company Miedziowe Centrum Zdrowia S.A. in Lubin (a subsidiary of KGHM Polska Miedź S.A.) related to payment of the first instalment of a donation in the amount of PLN 2 240 thousand to MCZ S.A. This donation is based on a notary agreement between the above-mentioned entities entered into on 11 February 2005 for the amount of PLN 11 200 thousand and to be used for the financing of a CT scanner and of fixed-station angiograph equipment for the examination of heart and peripheral vessels. KGHM Polska Miedź S.A. will execute payment on the remainder of the donation in four equal annual instalments, payable by 31 January of each year, beginning from 2006.

2. Transactions entered into between KGHM Polska Miedź S.A. in Lubin and KGHM CONGO S.P.R.L with its registered head office in the Democratic Republic of Congo (a subsidiary of KGHM Polska Miedź S.A.) related to loans totalling USD 900 thousand granted to KGHM CONGO S.P.R.L. based on two agreements entered into on 14 March 2005. These loans, in the amounts of USD 620 thousand and USD 280 thousand, are for the purpose of replacing the worn-out machine park and renovating the roadways to the Kimpe mine. Payment of the loans was executed in instalments (USD 430 thousand by 15 March 2005, USD 300 thousand by 31 March 2005, USD 170 thousand by 15 April 2005). The largest value transaction was a loan in the amount of USD 620 thousand for replacement of the machine park. The loan, together with interest, will be repaid in ten monthly instalments beginning from October 2005. Interest on the loan was based on LIBOR 1M + a 1% annual percentage rate.

3. Transactions entered into between KGHM Polska Miedź S.A. in Lubin and Dolnośląska Spółka Inwestycyjna S.A. (a subsidiary of KGHM Polska Miedź S.A.) related to:

- the sale of shares of PeBeKa S.A. in Lubin. KGHM Polska Miedź S.A. acquired 282 838 (100%) shares for the amount of PLN 36 737 thousand.
- the sale of debtors of PeBeKa S.A. in Lubin. KGHM Polska Miedź S.A. acquired debtors of DSI S.A. with respect to PeBeKa S.A. for the amount of PLN 2 400 thousand.
- a loan in the amount of PLN 26 827 thousand granted by DSI S.A. Repayment deadline for the loan is 30 September 2006. The loan bears interest of WIBOR 1M + 0.45%.

The total value of transactions since the beginning of 2005 amounts to PLN 65 965 thousand. The highest-value transaction was entered into on 15 April 2005 and related to the purchase of shares with a value of PLN 36 737 thousand.

4. Transaction entered into between KGHM Polska Miedź S.A. in Lubin and KGHM Metale SA (a subsidiary of KGHM Polska Miedź S.A.) related to the sale of shares of PHP „Mercus" Sp. z o.o. The total value of transactions between the entities since the beginning of 2005 amounts to PLN 12 003 thousand. The highest-value transaction was entered into on 20 May 2005 and related to the purchase by KGHM Polska Miedź S.A. of 4 296 shares of PHP „Mercus" Sp. z o.o. for the amount of PLN 12 003 thousand.

5. Transactions entered into between DFM Zanam-Legmet Sp. z o.o. in Lubin and INOVA Centrum Innowacji Technicznych Sp. z o.o. (100% subsidiaries of DSI SA) related to:

- the sale of selected elements of the assets of the Electrical Section of DFM Zanam-Legmet Sp. z o.o. to INOVA Sp. z o.o. Estimated value of this transaction is PLN 800 thousand.
- the sale of selected elements of the assets of the Mechanical Section of INOVA Sp. z o.o. to DFM Zanam-Legmet Sp. z o.o. Estimated value of this transaction is from PLN 3 000 thousand to PLN 3 500 thousand.

The total estimated value of transactions since the beginning of 2005 is from PLN 3 800 thousand to PLN 4 300 thousand. The highest-value transaction was entered into on 2 June 2005 and related to the sale of selected elements of the assets of the Mechanical Section of INOVA Sp. z o.o. Estimated value of this transaction is from PLN 3 000 thousand to PLN 3 500 thousand.

IX. Information on the granting by KGHM Polska Miedź S.A. or by a subsidiary of security on credit or loans, or of guarantees – in total to a single entity or subsidiary, if the total value of existing securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period 1 January 2005 – 30 September 2005 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

X. Other information important for the evaluation of employment, assets, finances and the financial result and any changes thereto, and information which is important for evaluating the capacity to meet liabilities

None

XI. Factors impacting the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A. As a result, the most significant factors impacting the results of the Group through the parent entity are:

- copper and silver prices on the metals markets,
- the PLN/USD exchange rate, and
- electrolytic copper production costs,

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting risks associated with macroeconomic factors (copper prices, PLN/USD exchange rate).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

The consolidated quarterly report QS3/2005, comprising the Quarterly condensed consolidated financial statements prepared in accordance with IAS for the period 1 July 2005 to 30 September 2005 and Other information to the consolidated financial report QS3/2005 signed in Lubin, 14 November 2005.

Signatures of persons representing the Company: WICEPREZES ZARZĄDU

Date	First, surname	Position/Function	Signature
14 November 2005		Andrzej Krug WICEPREZES ZARZĄDU	
14 November 2005		Wiktor Błądek DYREKTOR GENERALNY Centrum Usług Księgowych	
14 November 2005		GŁÓWNY KSIĘGOWY KGHM Jacek Sieniawski	